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Exhibit 99.3

RSA 2-I Balance Sheet (Unaudited) June 30, 2003

ASSETS
Current Assets
Cash & Cash Equivalents	$80,038
Accounts Receivable
Due from Customers
Less Allowance for Uncollectible of $164,402	1,653,482
Affiliates	431,163
Prepayments	107,379

Total Current Assets	2,272,062

Plant & Equipment
Plant In Service	13,605,649
Less Accumulated Depreciation	(7,432,892)

6,172,757
Plant Under Construction	57,033

6,229,790

Other Noncurrent Assets
Investments	94,246

TOTAL ASSETS	$8,596,098

LIABILITIES AND PARTNERS' CAPITAL
Current Liabilities:
Note Payable	$1,000,000
Accounts Payable
Trade	227,579
Affiliates	567,877
Accrued Liabilities	415,807
Advanced Billings	279,853
Accrued Taxes	112,762
Capital Lease Obligation	21,287
Other	161,572

Total Current Liabilities	2,786,737

Long Term Liabilities
Capital Lease Obligation	86,123
Asset Retirement Obligation	129,136

Total Long Term Liabilities	215,259

Partner's Capital	5,594,102

TOTAL LIABILITIES & PARTNERS' CAPITAL	$8,596,098

RSA 2-I Statement of Income (Unaudited) for the Six Months Ending June 30, 2003

Operating Revenues
Retail service	$3,636,082
Roamer service	2,344,412
Equipment sales	122,749
Miscellaneous services	505,930

6,609,173

Operating Expenses
Cost of services	3,053,145
Cost of eauipment sales	554,923
Selling, general and administrative	2,120,550
Depreciation	582,000

6,310,618

Operating Income	298,555

Other Expenses
Interest expense	40,010

Net Income before cumulative effect of change in accounting principle	258,545
Cumulative effect of change in accounting principle	(48,663)

Net Income	$209,882

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  Exhibit 99.3